Exhibit 3.2


                    Amended Articles of Incorporation

Article I, Name of the Articles of Incorporation of Great Basin Water Company is amended as follows:

The name of the corporation is:  37Point9


Article III, Shares of Stock of the Articles of Incorporation of Great Basin Water Company is amended as follows:

The amount of the total authorized capital stock of the corporation is One hundred Million (100,000,000) shares.

All such stock shall be designated as Ninety-nine Million (99,000,000) Shares of Common Stock at a par value of $0.001 per share and One Million (1,000,000) Shares of Preferred Stock at no par value. The Common Stock and the Preferred Stock may be issued from time to time without action by the stockholders. The Common Stock and the Preferred Stock may be issued for such consideration as may be fixed by the Board of Directors from time to time.